United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Larry Spirgel
Assistant Director

May 24, 2006

Re:	Central European Media Enterprises Ltd.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 2, 2006 (“2005 Form 10-K”)
File No. 0-24796

Dear Mr. Spirgel:

We have received your supplemental comment letter of May 4, 2006, regarding the above referenced filing of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”) and have the following additional responses:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.
We note your response to comment 1 and your explanation that spot revenue and non-spot revenue equals Segment Net Revenue. However the Segment Net Revenue disclosed in the Segment footnote on page 115 does not show the components of Segment Net Revenue, spot and non-spot revenue. In future filings please quantify spot and non-spot revenue and reconcile them to GAAP revenue.

Response:

The Company acknowledges the Staff’s comments and will quantify spot and non-spot revenue in future filings and reconcile them to GAAP revenue.

2.
We also note on page 47 that you have another measure called “net spot revenue” which excludes rebates. In future filings please quantify the components of this measure and reconcile this measure to GAAP revenue either in your MD&A or your Segment footnote.

Response:

We respectfully note to the Staff that we defined the measure “net spot revenue” on page 47, and used this measure to explain movements in station net revenues from period to period in Part II, Item 7, section III ‘Analysis of Segment Results’. However, in your comment letter of March 20, 2006 and our subsequent response dated April 3, 2006, the term “spot revenue” was inadvertently substituted for the term “net spot revenue”.

In all future filings, we will consistently use “spot revenue” to describe net advertising revenues in our MD&A discussion, which along with non-spot revenue will be quantified and reconciled to the GAAP revenue as explained in our response to comment 1, above.

United States Securities and Exchange Commission
May 24, 2006

VI. Critical Accounting Policies and Estimates, page 72

3.
We note your response to comment 3. However given that goodwill and broadcast licenses alone are 83% of your total assets, disclosing the assumptions used and their sensitivity to change is essential to understanding your critical accounting estimates. As a result, we are re-issuing our previous comment #3.

Response:

We believe that in order to respond fully to your comment, we must address a) the initial valuation of goodwill and broadcast licenses, b) the annual valuation testing of goodwill, and c) the annual valuation testing of broadcast licenses and other intangible assets.

At the outset, we respectfully present a table detailing a condensed balance sheet as at December 31, 2005 and setting forth the percentage of total assets represented by each asset:

	US$ 000’s	US$ 000’s	% of Total assets	% of Total assets

Goodwill (indefinite-lived)		746,583		54%

Indefinite-lived broadcast licenses	18,936		1%
Amortized broadcast licenses	152,655		11%
Broadcast licenses		171,591		12%

Total goodwill and broadcast licenses		918,174		66%

Trademarks (indefinite-lived)	32,560		2%
Customer relationships (amortized)	15,098		1%
Other intangible assets		47,658		3%

Total intangible assets		965,832		69%

All other assets		423,018		31%

Total assets		1,388,850		100%

Total indefinite-lived assets		798,079		57%

a) Initial valuation of goodwill and broadcast licenses

In accordance with SFAS No. 141, “Business Combinations”, the purchase price of our acquisitions is allocated to tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair value, with the excess purchase price over those fair values being recorded as goodwill.

The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions. To assist in the valuation process, we have on occasion utilized the services of independent valuation consulting firms. If different estimates and assumptions had been used, the valuations of identifiable intangible assets could have changed, and the amount of purchase price attributable to these assets could have changed, and led to a corresponding change in the value of goodwill.

The assumptions and estimates that we have applied vary according to the date, location and type of assets acquired for each of our acquisitions. For example, some of the assumptions and estimates that we have used in determining the value of acquired broadcast licenses are as follows: methodology applied in valuation, discount rate (being the weighted average cost of capital and applicable risk factor), useful life of license (definite or indefinite) and probability of renewal, audience share growth and advertising market share, power ratio and growth, revenue growth for the forecast period and then in perpetuity, operating margin growth, future capital expenditure and working capital requirements, future cost saving as a result of the switch from an analogue to a digital environment, inflation, and workforce cost, among others.

All assumptions and estimates applied were based on best estimates at the respective acquisition dates. In response to the staff’s comment, we will expand our discussion of the relevant factors used in determining the fair value of identifiable intangible assets for new acquisitions in future filings.

United States Securities and Exchange Commission
May 24, 2006

b) Annual valuation testing of goodwill

As noted above, goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in business combinations. SFAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”) requires that we test goodwill for impairment at least annually at the reporting unit level.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). The fair value is determined using a discounted free cash flow computation using various variables including, among others, forecast cash flows per reporting unit, discount rates and perpetuity growth rates. If the fair value of the reporting unit is less than its carrying value, this is an indication that the goodwill of the reporting unit is impaired. Accordingly, the enterprise must perform step two of the impairment test (measurement).

The total net book value of goodwill on our consolidated balance sheet as at December 31, 2005 was US$ 746.6 million or 54% of total assets (see table above).

Given the significance of this asset, we will expand in future filings our disclosure of the significant assumptions used in our goodwill impairment tests and provide quantitative analysis that will provide material information for investors. Our proposed disclosure would be as follows:

“The fair value of goodwill is determined using an income methodology estimating projected future cash flows related to each reporting unit, which we determine to be our business segments (Croatia, Czech Republic, Romania, Slovak Republic, Slovenia and Ukraine). These projected future cash flows are discounted back to the valuation date. Significant assumptions inherent in the methodology employed include estimates of discount rates, future revenue growth rates and a number of other factors, all of which are based on our assessment of the future prospects and the risks inherent at the respective reporting units.

A change in these assumptions resulting in an hypothetical 10% decrease to the fair values of each reporting unit would not result in any of our reporting units having a fair value that is less than the carrying value of the reporting unit on our balance sheet. If fair value were less than carrying value, we would be required to record a charge for the impairment of goodwill related to the impaired reporting unit.”

We will continue to monitor whether our discussion of critical accounting policies should include additional sensitivity analysis of the likelihood of materially different reported results. In addition, in future filings we will continue to qualitatively discuss the nature of the estimates and the assumptions used in determining the estimated fair value of identifiable assets acquired.

c) Annual valuation testing of broadcast licenses and other intangible assets

The valuations of broadcast licenses and other intangible assets are derived from the initial valuation exercise noted above in a), and fall into two categories: amortizable and indefinite-lived. Over 89% of the book value of our broadcast licenses as at December 31, 2005 are amortized, over the applicable remaining license periods, with the remainder being indefinite-lived. Our amortizable other intangible assets, being customer relationships, comprise approximately 1% of total assets, and are amortized over between five and 14 years.

Our indefinite-lived intangible assets consist of several broadcast licenses and trademarks spread over our various operating segments (see footnote 4 to the 2005 consolidated financial statements). In accordance with FAS 142, we do not amortize our indefinite-lived intangible assets but instead test these assets for impairment at least annually or when an event occurs that may indicate that impairment may have occurred. The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset to its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

We prepare valuations to determine the fair value of these indefinite-lived intangible assets. In the absence of market value information, we have to date principally employed income approaches that utilize discounted cash flow methodologies, including the “greenfield approach” for broadcast licenses and the “relief from royalty” methodology for trademarks. These income approaches consist of quantitative models, which incorporate variables that affect the valuations of the intangible assets. Variables we have used in the valuation of broadcast licenses include (as also noted above): TV market advertising revenue, TV audience share, market revenue projections, anticipated operating profit margins, forecast working capital requirements, forecast capital expenditures, and discount rates. Variables used in the valuation of trademarks have included: revenue projections, royalty rate, and discount rate.

The total net book value of our indefinite-lived broadcast licenses and trademarks as at December 31, 2005 were US$ 18.9 million (1% of total assets) and US$ 32.6 million (2% of total assets), respectively, each of which comprise numerous different assets in several of our markets (see table above). We do not believe that any analysis of changes in the assumptions and estimates used in the annual impairment tests would provide significant additional information for investors.

United States Securities and Exchange Commission
May 24, 2006

Organization and Business, page 68

4.
We note your response to comment 5 and your statement that you do not trade with Consolidated STS nor does Consolidated STS provide any other services that are conducted on your behalf. However, it appears that you are in the same line of business as Consolidated STS, you participated significantly in the design of Consolidated STS, STS provided you a loan in 2002 and 2003 of approximately $7.1 million which you repaid in December 2005 (pages 106 and 125), you have received contractual management fees from STS since 1998, and you evaluate your business as if STS and Markiza were consolidated (page 114). Tell us why you do not believe that substantially all of the Consolidated STS activities either involve or are conducted on behalf of you. In addition tell us the business reasons for your acquisition in January 23, 2006 of the controlling interest in Markiza. Tell us why you did not purchase this interest earlier.

Response:

In order to respond fully to your comment, we have broken down our response into the following sections:

a)	Background and history of the Consolidated STS structure, including business reasons for the acquisition in January 2006; and
b)	Why we believe that “substantially all” of the Consolidated STS activities do not involve or are not conducted on behalf of CME.

a) Background and history of the Consolidated STS structure, including business reasons for the acquisition in January 2006.

Consolidated STS was originally established as a joint venture with our partners in the Slovak Republic. On September 27, 1995, Consolidated STS was established and incorporated to technically secure the preparation of television broadcasting and to provide full-scale television programming. The initial joint venture structure, in which CME held a 49% voting interest, was agreed with and approved by the Council for the Slovak Republic for Broadcasting and Television Transmission (the “Media Council”). Management of Consolidated STS was directed by a Board of Representatives approved by the joint venture partners. CME had the right to approve only two of the five representatives. The Board of Representatives was required to approve all major financial expenditures, annual budgets and other long-term contractual arrangements by an affirmative vote of 80% of its members. The Board of Representatives also appointed two executives who were legally responsible for the day-to-day running of the business. One executive was appointed by CME and the other by another of the joint venture partners. Accordingly, CME was unable to control Consolidated STS.

On September 14, 2000, the Media Council enacted a new Broadcasting Act, which ultimately led to the exchange of interests in January 2002 referred to in our response dated April 3, 2006 to your comment letter of March 20, 2006. In addition to the exchange of interests, in 2002, CME negotiated a right of first refusal to purchase the shares held by the other joint venture partners if they were to be sold in the future. During the period between 2002 and 2005, numerous attempts were made by CME to purchase additional interests in Consolidated STS. However, our joint venture partners indicated they were not interested in selling their stakes in Consolidated STS. In late 2005, our partners approached us and offered to sell us their stake in Consolidated STS, without offering any explanation for this change of attitude. We immediately entered into negotiations with them and the acquisition was completed on January 23, 2006 after receiving the required regulatory approval from the Antimonopoly Office of the Slovak Republic in mid-January 2006.

As a result of this change in control in January 2006, we since have been able to:

•	replace the general director, sales director and news editor;
•	make reductions in operating expenses;
•	make changes in the advertising sales strategy;
•	replace poorly performing formats with new shows; and
•	commence headcount reduction.

We had long sought to control (and thereby consolidate) Consolidated STS in order to make operational changes such as these, which we believe will boost the financial performance of Consolidated STS and improve our consolidated financial position and results of operations.

b) Why we believe that “substantially all” of the Consolidated STS activities do not involve or are not conducted on behalf of CME

Management understands that “substantially all” as referred to in FIN 46 (R), paragraph 5c and footnote 11, requires a quantitative and qualitative assessment of all facts and circumstances.

Quantitative Assessment

Until January 23, 2006, CME received 70% of the profits of Consolidated STS. Management does not believe that CME’s profit allocation represents substantially all of Consolidated STS profits. In addition, we believe the term “activities” should be considered relative to the business of Consolidated STS. On this basis, none of the day-to-day business activities (e.g. buying television content or selling advertising) were conducted on CME’s behalf.

United States Securities and Exchange Commission
May 24, 2006

Qualitative Analysis

Qualitative factors that we have considered include:

•	We contributed assets to Consolidated STS on the initial capitalization and development of operations. We have subsequently neither transferred nor sold any assets to Consolidated STS.
•	Consolidated STS activities do not include selling any of its products to, or purchasing any products from, other CME subsidiaries.
•
The purpose of Consolidated STS is to provide services that facilitate the use of the TV MARKIZA license in the Slovak Republic. CME invests in television stations throughout Central and Eastern Europe, however it does not do business with its investments (i.e., there are no commercial agreements between CME and Consolidated STS). There is a management services agreement, which has been in place since 1998. In 2005, the fees paid by Consolidated STS to CME were US$ 0.4 million, out of Consolidated STS’s total operating expenses of US$ 49.6 million (or 0.7% of its total operating expenses). Management deems these fees to be de minimus to the operations of both Consolidated STS and CME, giving regard to the discussion of the quantitative and qualitative factors discussed in SAB Topic 1:M, “Materiality”.

•
As noted above, although CME participated in the design of Consolidated STS, the ultimate design was based on negotiation with the other joint venture partners and agreed with the Media Council. We were unable to obtain management control and thereby consolidate until we acquired voting control on January 23, 2006.

We respectfully note to the Staff that the loans provided to us by Consolidated STS were also provided to our partners in Consolidated STS contemporaneously and were repaid in full by all parties in December 2005. Furthermore, we evaluated the performance of Consolidated STS as if it was consolidated because its results were significant to CME, as evidenced by our Regulation S-X 210.3-09(a) disclosures filed in our Annual report on Form 10-K.

Based on our quantitative and qualitative analysis, we concluded that substantially all of the activities of Consolidated STS did not involve us and were not conducted on our behalf.

*****

If there are any additional questions or comments, we would appreciate the opportunity to discuss them with you. Please contact the undersigned at 011 44 20 7430 5430 in this regard.

Yours sincerely,

/s/ Wallace Macmillan

Wallace Macmillan
Chief Financial Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Inessa Berenbaum, US Securities and Exchange Commission
Graham Richardson, Deloitte & Touche LLP
Robert L. Kohl, Katten Muchin Rosenman LLP